Filed Pursuant to Rule 433 of the Securities Act of 1933 Issuer Free Writing Prospectus dated February 5, 2018 Registration No. 333-222517 AVINGER OVERVIEW 2017 This free writing prospectus relates to a public offering of units to purchase: (1) shares of Common Stock and warrants for Common Stock, and (2) shares of Series B Preferred Stock, Common Stock issuable upon conversion of the Series B Preferred Stock, and warrants for Common Stock (collectively, the “Units”) and should be read together with the preliminary prospectus dated February 5, 2018 (the “Preliminary Prospectus”) that was included in Amendment No. 1 to the Registration Statement on Form S-1 relating to the offering of our Units. On February 5, 2018, Avinger filed Amendment No. 1 to the Registration Statement on Form S-1 relating to this offering of our Units, which may be accessed through the following link: https://www.sec.gov/Archives/edgar/data/1506928/000104746918000597/0001047469-18-000597-index.htm References to “Avinger,” “we,” “us” and “our” are used in the manner described in the Preliminary Prospectus. Avinger, Inc. Update and Supplement to Preliminary Prospectus Dated February 5, 2018

LUMIVASCULAR IMAGE GUIDED THERAPY AVINGER

Safe Harbor AVINGER OVERVIEW 2017 PAGE 2 These slides and the accompanying oral presentation contain forward-looking statements about Avinger, Inc. (“Avinger” or the “Company”) and its business. All statements other than statements of historical fact contained in this presentation, including statements regarding business strategy and plans and objectives for future operations are forward-looking statements. Avinger has based these forward-looking statements on its estimates and assumptions and its current expectations and projections about future events. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those that may be described in greater detail in the Company’s most recent quarterly report on Form 10-Q or annual report on Form 10-K filed with the U.S. Securities and Exchange Commission (the “SEC”). In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this presentation are inherently uncertain and may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Accordingly, you should not rely upon forward-looking statements as predictions of future events. Avinger undertakes no obligation to update publicly or revise any forward-looking statements for any reason after the date of this presentation, to conform these statements to actual results or to changes in Avinger’s expectations. Certain data in this presentation was obtained from various external sources, and neither the Company nor its affiliates, advisers or representatives has verified such data with independent sources. Accordingly, neither the Company nor any of its affiliates, advisers or representatives makes any representations as to the accuracy or completeness of that data or to update such data after the date of this presentation. Such data involves risks and uncertainties and is subject to change based on various factors. The trademarks included herein are the property of the owners thereof and are used for reference purposes only. Such use should not be construed as an endorsement of the products or services of the Company.

FREE WRITING PROSPECTUS AVINGER OVERVIEW 2017 PAGE 3 This presentation highlights basic information about us and the offering. Because it is a summary that has been prepared solely for informational purposes, it does not contain all of the information that you should consider before investing in our company. Except as otherwise indicated, this presentation speaks only as of the date hereof. This presentation does not constitute an offer to sell, nor a solicitation of an offer to buy, any securities by any person in any jurisdiction in which it is unlawful for such person to make such an offering or solicitation. Neither the Securities and Exchange Commission (the “SEC”) nor any other regulatory body has approved or disapproved of our securities or passed upon the accuracy or adequacy of this presentation. Any representation to the contrary is a criminal offense. This presentation includes industry and market data that we obtained from industry publications and journals, third-party studies and surveys, internal company studies and surveys, and other publicly available information. Industry publications and surveys generally state that the information contained therein has been obtained from sources believed to be reliable. Although we believe the industry and market data to be reliable as of the date of this presentation, this information could prove to be inaccurate. Industry and market data could be wrong because of the method by which sources obtained their data and because information cannot always be verified with complete certainty due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties. In addition, we do not know all of the assumptions that were used in preparing the forecasts from the sources relied upon or cited herein. We have filed a Registration Statement on Form S-1 with the SEC, including a preliminary prospectus dated January 12, 2018 (the “Preliminary Prospectus”) and an amended Form S-1/A dated February 5, 2018, with respect to the offering of our securities to which this communication relates. Before you invest, you should read the Preliminary Prospectus (including the risk factors described therein) and, when available, the final prospectus relating to the offering, and the other documents filed with the SEC and incorporated by reference into the Preliminary Prospectus, for more complete information about us and the offering. You may obtain these documents, including the Preliminary Prospectus, for free by visiting EDGAR on the SEC website at http://sec.gov. Alternatively, we or any underwriter participating in the offering will arrange to send you the prospectus if you request it by contacting Ladenburg Thalmann & Co. Inc., 277 Park Avenue, 26th Floor, New York, NY 10172 or by email at prospectus@ladenburg.com.

COMPANY OVERVIEW

HEADQUARTERS: REDWOOD CITY, CA

UNIQUE AND DIFFERENTIATED APPROACH

- Lumivascular Platform is the only technology that combines real-time intravascular imaging with highly effective therapy for treatment of Peripheral Artery Disease (PAD)
- Over 21 million people projected to suffer from PAD in United States alone by 2020[1]

Lumivascular Platform



ATHERECTOMY
CTO CROSSING
PANTHERIS
OCELOT
OCELOT PIXL
OCELOT MVRX
LIGHTBOX

FIRST EVER IMAGE-GUIDED ATHERECTOMY DEVICE

- FDA clearance and US launch March 2016.
- VISION IDE Clinical trial exceeded safety and efficacy endpoints.
- Two next generation Pantheris to launch in 1H 2018 and 2H 2018

FOCUSED AND EXPERIENCED TEAM

- 65 employees, including 18 Sales[2]
- Fully-integrated with in-house manufacturing

(1) The Sage Group 2010 - http://thesagegroup.us/pages/news/pad-cli-new-numbers-10.php
(2) Employee count as of December 31, 2017

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LUMIVASCULAR adjestive : COMBINING REAL-TIME INTRAVASCULAR IMAGING WITH THERAPEUTIC DEVICES TO AVOID DAMAGING THE NATIVE ARTERY.

6 lumivascular approach OCT Image-guided therapy Fluoroscopy (X-Ray)

Arterial Damage Leads to restenosis The external elastic lamina defines the border within the layers of the artery. Disrupting the external elastic lamina leads to accelerated restenosis. 7

Minimizing damage to adventitia lumivascular Histopathological Evidence of Adventitial or Medial Injury is a Strong Predictor of Restenosis During Directional Atherectomy for Peripheral Artery Disease. J Endovasc Ther. 2015 Oct;22l5l:712-5. doi: 10.1177/1526602815597683. Epub 2015 Jul 24 FIH Data on file at Avinger, Inc. 8 lumivascular platform only technology that offers real-time visualization of the inside of the artery during Peripheral Artery Disease (PAD) treatment 9 152 installed units FDA 510(k) cleared CE Mark Imaging console “RAZOR” Image-guided Atherectomy catheter Improved version (3.0) pending FDA 510(k) approval catheters “RAZOR blade” Image-guided CTO crossing catheter

Product Market Opportunity Expected FDA Clearance / Product Launch Commentary Pantheris 3.0 $280M ATK H1 2018 Next generation image guided atherectomy Pantheris 6F (BTK) “Below the Knee” $180M BTK H2 2018 Longer length, lower profile for BTK (below-the-knee) Ocelaris PAD $90M H1 2019 Next generation Peripheral CTO crosser Lightbox L300 $100M 2019 Miniaturized solid state console with full integration Ocelaris CAD $190M 2020 Groundbreaking image-guided Coronary CTO crossing Pipeline & UPCOMING MILESTONES 10 2018 2019 2020

PANTHERIS LUMIVASCULAR ATHERECTOMY

12

13 Pantheris Visualization. Precision. Safety. EEL Adventitia Media Balloon Middle Marker Balloon Disease Balloon EEL Media VISUALIZE the disease Cut with PRECISION Stay SAFE and don’t perforate

COMPETITIVE POSITIONING

	COMPANY	PRODUCT	MARKET SHARE	APPROACH	LUMINAL GAIN	AVOIDS ADVENTITIA DISRUPTION	REMOVAL OF PLAQUE	RADIATION & CONTRAST SPARING	IMAGING & VESSEL MEASUREMENT
	**Avinger**	**Pantheris**	**<5%**	**Directional Atherectomy**	◕	●	●	●	●
	Covidien / Medtronic	SilverHawk	29%	Directional Atherectomy	◕	○	●	○	○
	CSI	Diamondback 360	35%	Orbital Atherectomy	◔	◑	○	○	○
	Philips (Spectranetics)	Turbo Elite	19%	Laser Ablation	◔	◑	○	○	○
	Boston Scientific	Jetstream / Rotablator	11%(1)	Rotational Atherectomy	◑	◔	◔	○	○
	Philips (Volcano)	Phoenix	**<5%**	Rotational Atherectomy	◔	◔	◔	○	○

Source: Estimated Market Share 12 mos. ended Sept 2017 (based on DRG and other sources)(1) Boston Scientific market share not differentiated between Jetstream and Rotablator

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PANTHERIS 3.0 – FDA 510(K) SUBMITTED Q4 2017

PRODUCT SPECIFICATIONS



Petal Cutter

- Provides increased cutting efficiency and enhanced tissue engagement



Redesigned Inflation System

- Single balloon for apposition and blood flow management



Stiffer Catheter Shaft

- Improves pushability

Markers on Shaft

- Aids in longitudinal positioning



Longer Packing Stroke and Reinforced Vented Nosecone

- Enhance tissue management
- Standard and XL nosecone lengths

Currently in development at Avinger. Not available for sale

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PANTHERIS 6F (BTK) – FDA 510(K) SUBMISSION PLANNED

PRODUCT SPECIFICATIONS



ENHANCEMENTS

- Slimmer profile
- 140cm working length
- 1:1 torque transmission
- "Cobra" jog for apposition of cutter to tissue
- 3.5cm nosecone

BENEFITS

- Compatible with 6F sheaths
- Treat distal lesions with shaft markings for longitudinal reference
- Enables single use operator
- Facilitates use in distal anatomy

Currently in development at Avinger. Not available for sale

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OCELOT LUMIVASCULAR CTO CROSSING

18 ocelot Lumivascular Cto Crossing Bullet 1 Bullet 2 Bullet 3 Bullet 4 Bullet 5

OCELARIS: NEXT GENERATION CTO CROSSING

- 1000 RPM rotation speed generates Pantheris-like imaging and enhanced CTO crossability
- Low profile design allows for 5F sheath compatibility
- Variable angle tip deflection delivers precise maneuverability
- Anticipated Peripheral version H1 2019
- Anticipated Coronary version 2020



Currently in development at Avinger. Not available for sale

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commercial drivers Next Generation Products Pantheris 3.0 Ocelaris CTO Crosser (PAD) Lightbox L300 Platform New Product Initiatives Below-the-Knee Pantheris Atherectomy Catheter Ocelaris Coronary CTO Crosser Diagnostic Imaging Catheter for Peripheral and Coronary Coronary Atherectomy OCT Diagnostic Reimbursement 20 Clinical Data and Regulatory Programs Label Expansion for In-Stent Restenosis (ISR) Lesions Treatment and Outcomes for Below-the-Knee (BTK) Lesions

21 Lightbox L300 Platform Radically reduced footprint for easier lab integration Multiple system installation options Lab integrated option Cart-based option Variable speed catheter rotation (1,000 – 10,000 RPM) delivering enhanced OCT imaging and optimal device effectiveness Sterile field control system to enable single operator use Reimagined software system (emphasis on speed & simplicity) Vessel measurements DICOM compatible export of OCT case data Automatic catheter identification Currently in development at Avinger. Not available for sale

Proposed Rule: new diagnostic imaging code/reimbursement for OCT in peripheral arteries (PAD) Incremental to already strong atherectomy procedural reimbursement Similar to existing intravascular ultrasound (IVUS) reimbursement Would apply to Ocelot, Pantheris and future OTC image-guided products Strategically important in growing Office-Based Lab (OBL) market Requires small scale clinical study; anticipated to be completed H1 2018 Anticipated CPT application late-Q2 2018 CMS proposed and final rule in 2019; if approved, effective Jan 1, 2020 OCT Diagnostic Reimbursement 22

CLINICAL DATA AND REGULATORY PROGRAMS

Label Expansion for In-Stent Restenosis (ISR) Lesions

- CE-Mark approval for ISR claim Sept 2017
- FDA approval of IDE application for INSIGHT study April 2017
- 20 US/OUS Sites // up to 140 subjects
- 30-day follow-up for labeling safety claim; Follow-up will continue at 6 and 12 months
- Enrollment initiated October 2017; Multiple site expansion Q1 2018

Pantheris BTK Trial

- Treatment and outcomes for below-the-knee lesions
- Formalized data collection in Europe while US 510(k) review underway
- Up to 5 sites // ~ 30 subjects
- 30-day, 6 month, and 12 month follow-up

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U.S. and international sales regions 24 National Agreements Europe/Middle East Direct sales in Germany (1 Sales Director); sales through distributors in Switzerland, UAE and Turkey Japan Manufacturing facility registration with PMDA, Jan 2017 US Europe Japan China Regulatory Approval Process Initiated Partner Discussions China Large market opportunity; anticipated approval timeline from potential filing is 12- 24 months United States 18 sales professionals* VP: 1 Regional Managers: 3 Territory Sales Reps: 11 Clinical Specialists: 3 *as of December 31, 2017

ATTRACTIVE and growing MARKET ($ in billions) U.S. PV Device Market is expected to be $3.6 billion in 2018 and expected to grow at a rate of 2.3% until 2023 U.S. PV DEVICE MARKET Treatment Procedures Market Size Amputations(1) 200,000 - Bypass(2) 160,000 - Surgical Procedures 360,000 - Stents(3) 314,000 $523M Angioplasty(3) 560,000 $240M Atherectomy 149,000 $464M CTOs 155,000 $82M Endovascular Procedures(4) 620,000 $1,309M 2016 U.S. MARKET SIZE FOR ENDOVASCULAR TREATMENT OF PAD Source: Unless otherwise noted, data is from Millennium Research Group, December 2014 The Sage Group, 2014 Journal of Vascular Surgery, 2009 For PAD, includes only Iliac, Femoropopliteal and Infrapopliteal indications Total endovascular procedures are less than sum of the individual categories due to use of same technologies in same procedure 2016 U.S. MARKET BY DEVICE TYPE ($ in millions) 25 Atherectomy Devices PV Stents PV Accessory Devices CTO Crossing Devices Aortic Stent Graphs PTA Balloon Catheters Synthetic & Biologic Surgical Grafts EPDs Atherectomy procedures and CTO procedures are expected to grow at 11.4% and 7.7% through 2023, respectively Total atherectomy and CTO market size in 2016 was $546 million $3.0 $3.2 $3.4 $3.6 $3.9 $4.1 $0 $1 $2 $3 $4 $5 2015A 2016E 2017E 2018E 2019E 2020E $911 $817 $464 $401 $316 $178 $82 $50

KEY 2018 MILESTONES

- Expected FDA clearance of Pantheris 3.0 – H1 2018
- Anticipated filing of 510(k) for Pantheris BTK – mid-2018, with expected FDA clearance in H2 2018
- Anticipated filing of CPT application for OCT diagnostic reimbursement – Q2 2018
- Target completion of enrollment in ISR clinical study – mid-2018
- Anticipated filing of 510(k) for Ocelaris next generation CTO crosser– H2 2018

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FINANCIALS

28 CRG PARTNERS DEBT Balance As of December 31, 2017: $44.5 million CRG Partners has agreed to convert a significant portion of its secured debt into newly authorized non-voting convertible preferred stock. Conversion rate based on pricing of equity financing 19.99% cap and subject to shareholder vote 8% per annum accruing dividend payable in preferred stock Upon a liquidation event, the holder will receive the greater of (i) liquidation preference plus accrued and unpaid dividends, and (ii) the amount they would have received on an as-converted to common stock basis 6-month lock up Interest on remaining payments for 2018 may be paid in PIK loans Maturity extended to June 30, 2023 Interest only and PIK period extended to June 30, 2021 Currently in development at Avinger. Not available for sale Non-Voting Convertible Preferred ($30 million) Remaining Debt (~$14.5 million)

FINANCIALS 29 As of December 31, 2017 ($ in millions) LTM Revenue $9.9 Cash and Equivalents $5.4 * Cash Burn equals Net Change in Cash less Cash Flows from Financing $4.4 $3.0 $2.3 $1.6 1Q17A 2Q17A 3Q17A 4Q17A Avg Monthly Cash Burn * ($M)

AVINGER OVERVIEW 2016 PAGE 30 PRESENTATION TITLE presentation Subtitle Bullet 1 Bullet 2 Bullet 3 Bullet 4 Bullet 5 APPENDIX

31 Management team Jeff Soinski – Chief Executive Officer Jeff Soinski has served as our President, Chief Executive Officer and a member of our Board of Directors since December 2014. From its formation in September 2009 until the acquisition of its Unisyn business by GE Healthcare in May 2013, Mr. Soinski served as Chief Executive Officer of Medical Imaging Holdings and its primary operating company Unisyn Medical Technologies, a national provider of technology-enabled products and services to the medical imaging industry. He remained a director of Medical Imaging Holdings and its remaining operating company Consensys Imaging Service until its acquisition in October 2017. Mr. Soinski served periodically as a Special Venture Partner from July 2008 to June 2013 and as a Special Investment Partner since October 2016 for Galen Partners, a leading healthcare-focused private equity firm. From 2001 until its acquisition by C.R. Bard in 2008, Mr. Soinski was President and CEO of Specialized Health Products International, a publicly-traded manufacturer and marketer of proprietary safety medical products. Earlier in his career, Mr. Soinski was President and CEO of ViroTex Corporation, a venture-backed pharmaceutical drug delivery company he sold to Atrix Laboratories in 1998. Mr. Soinski served on the board of directors of Merriman Holdings, parent of Merriman Capital, a San Francisco-based investment banking and brokerage firm, from 2008 until March 2016. He holds a B.A. degree from Dartmouth College. Matt Ferguson joined Avinger in December 2010 with a successful track record in the management of growth-stage life sciences and technology businesses. Prior to joining Avinger, he was the Chief Financial Officer of Tethys Bioscience, a provider of molecular diagnostic tests for cardiometabolic conditions. Prior to Tethys, he was the Chief Financial Officer of Proteolix, a developer of novel drugs for the treatment of cancer and autoimmune diseases. Proteolix was acquired in 2009 by Onyx Pharmaceuticals. Before Proteolix, Mr. Ferguson served as Chief Financial Officer at FoxHollow Technologies, where he was responsible for the company's 2004 initial public offering and played a significant role in the company's 2007 merger with ev3 inc. Earlier in his career, he held a variety of financial, corporate development and operational positions at ChannelPoint and Hewlett-Packard. Mr. Ferguson’s educational background includes a B.S. in Civil Engineering from Stanford University, an M.S. in Mechanical Engineering from the University of Pennsylvania, and an M.B.A. from the University of California at Berkeley. Matt Ferguson – Chief Business Officer & Chief Financial Officer

32 Management team Himanshu Patel – Chief Technology Officer Himanshu Patel has served as Chief Technology Officer of Avinger since its founding in 2007. Mr. Patel brings over 25 years of design experience developing medical devices, primarily for cardiovascular and peripheral artery disease treatment. He has extensive experience leading R&D and manufacturing operations across several companies, and has served as a named inventor in more than 25 medical device patents. Mr. Patel founded Avinger in 2007, leading the company in the rapid development of new products that address specific unmet clinical needs in the treatment of peripheral artery disease. He spearheaded engineering efforts of the current platform of image-guided (“Lumivascular”) interventional devices at Avinger, and has played a central role in the development of products that have generated over $1 billion in shareholder value over the course of his career. Prior to Avinger, Mr. Patel led R&D activities as the Director of Advanced Technologies at FoxHollow, and spearheaded the engineering efforts of a $180 million revenue product. His other experience includes designing and developing shape memory alloy stents and multi-component stent-graft devices at EndoTex Interventional Systems, and improving the manufacturing processes of medical devices at General Surgical Innovations, amongst others. Mr. Patel has a proven track record of developing products that exceed customer expectations, with a focus on cost containment, speed to market, and manufacturability. Mr. Patel holds a B.S. in Mechanical Engineering from M.S. University of Baroda, India, and an M.S. in Mechanical Engineering from the University of Florida. Thomas Lawson, PhD – VP, Clinical & Regulatory Affairs Thom Lawson is Director of Clinical & Regulatory Affairs for Avinger. After gaining a PhD in plant pathology from the University of California, Berkeley, Dr. Lawson coordinated international preclinical and clinical studies at Cetus Corporation, then the 2nd largest biotech company in the US. Prior to joining Avinger, Dr. Lawson spent 25 years executing the preclinical, clinical and regulatory tasks for 8 different start-up medical device companies, involving over 80 studies in 13 different countries, and authoring over 50 regulatory filings for the commercialization of devices in 27 countries, including over thirty 510(k) submissions. To facilitate device promotion and education, he has provided first-drafts to physicians and researchers of over 140 abstracts and journal articles. An invited lecturer to professional society meetings and medical departments in the USA, Europe and Asia, he is the past editor-in-chief of the Journal of Vascular Access Devices and author of over 40 articles in both scientific and general audience journals in the fields of biology, pathology, and medical science

Patent overview As of December 31, 2017 42 U.S. patents and patent applications 17 allowed & issued US patents 25 pending utility applications 73 Ex-U.S. patents and patent applications 26 allowed & issued ex-US patents 41 Pending nationalized ex-US applications 6 pending PCT applications 115 Total patents and pending applications Avinger has an extensive IP portfolio covering key aspects of the design, manufacturing and therapeutic use of OCT imaging catheters, atherectomy devices and imaging console 33

34

FDA APPROVAL FOR VESSEL MEASUREMENT + DIAGNOSTIC IMAGING VISION IDE

PRECISION MEASUREMENTS

PROXIMAL OVERLAP – TIGHTEST STENOSIS

OUTER STENT



- Min Diameter = 4.8mm
- Max Diameter = 5.0mm
- Lumen Area = 18.5mm^2

PROXIMAL OVERLAP – TIGHTEST STENOSIS

INNER STENT



- Min Diameter = 4.2mm
- Max Diameter = 4.4mm
- Lumen Area = 14.4mm^2

ACCURATELY SIZE BTK VESSELS



- Min Diameter = 4.2mm
- Max Diameter = 4.4mm
- Lumen Area = 16.mm^2

QCA = 3.5mm

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36 VISIO N IDE PA N T H ER I S CL I N I CA L DA T A P AN T H E R I S 201 7 P AG E 21

CHRONIC TOTAL OCCLUSION 20% of Total Cohort Treated (N=33) Identical TLR rate of non-CTO cohort

24 MONTH OUTCOMES FREEDOM FROM TLR BY LESION Months since directional atherectomy with Pantheris catheter Freedom from TLR (%) 76% @ 24 months 83% @ 12 months 77% @ 18 months 38

24 MONTH OUTCOMES FREEDOM FROM TLR BY PATIENT Months since directional atherectomy with Pantheris catheter 39 74% @ 24 months 75% @ 18 months 82% @ 12 months

40 Connect ii Ocelot clinical data Avinger’s CONNECT II is an FDA approved prospective, non-randomized, global clinical study that evaluated the safety and efficacy of the Ocelot System.

PHYSICIAN RADIATION EFFECTS

BRAIN
Increasing prevalence of left sided brain tumors (85%) in interventional physicians (n=31) [1]

EYES
>3.2X risk of accelerated lens opafication (cataracts) among interventional practitioners [2]

BLOOD
Exacerbation of reactive oxygen species and blood-borne cancers [3]

SKIN
Soft tissue cancers, hair loss, and skin mottling noticeable in non-dominant hand of MDs [4]

LOWER EXTREMITY
Revascularization procedures pose the greatest radiation risk in the hospital [5]

(1) Roguin et. al. AJC. May 2013. Vol 111(9): 1368-1372
(2) Vano et. al. Radiation Research. 2010 174(4): 490-495
(3) Russo G. et. al. European Heart Journal. 2001
(4) Shope TB Radiographics. 1996. 16(5): 1195-9
(5) Segal E. et. al. JVS. 2013;58(6): 1556-62

AVINGER OVERVIEW | 2017 | PAGE 41

RADIATION FREE TECHNOLOGY

X-RAY RADIATION FOR 15-25CM SFA CTOS

29

MINUTES

of radiation eliminated per case when using Lumivascular


LE REVASCULARIZATION X-RAY RADIATION EXPOSURE
RADIATION TIME (MINS)
24
18
12
6
0
21.2[2,3]
14[1]
5.99
5.3[5]
0.24[4]
DIAGNOSTIC
CTO CROSSING
THERAPY
FLUOROSCOPY GUIDED INTERVENTION
LUMIVASCULAR GUIDED INTERVENTION

(1) Staniloae, Cezar S., et al. "Endoluminal treatment of peripheral chronic total occlusions using the Crosser® recanalization catheter." Journal of Invasive Cardiology 23.9 (2011): 359
(2) Laird, John R., et al. "Excimer laser with adjunctive balloon angioplasty and heparin-coated self-expanding stent grafts for the treatment of femoropopliteal artery in-stent restenosis." Catheterization and Cardiovascular Interventions 80.5 (2012): 852-859
(3) Roberts, David, et al. "Effective endovascular treatment of calcified femoropopliteal disease with directional atherectomy and distal embolic protection: final results of the DEFINITIVE Ca++ trial." Catheterization and Cardiovascular Interventions 84.2 (2014): 236-244
(4) Davis, T. Crossing Chronic Total Occlusions using zero fluoroscopy. Vascular Disease Management
(5) Brodmann, M. Lumivascular Case Series, LINC 2016

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Zero Contrast and Reduced Radiation For CKD (1) J. Invasive Cardiol. 2014 Aug; 26(8):363-9 43

44

45